UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

Pearson plc -
(the "Company")
Notification of Directors' Interests

Long-term Incentive Plan ("LTIP") - Restricted Share Awards Granted in 2003
The terms of the LTIP awards granted in 2003 required the Company's share price to be maintained at £9.00 or above for 20 consecutive trading days by 26 September 2010, in order for a one-sixth tranche of the shares awarded to vest.
This condition was met on 25 March 2010 and t
he following table sets out the number of shares released to directors on 29 March 2010 under the 2003 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released.  The shares set out in the third column below were sold on 29 March 2010 on the London Stock Exchange at a price of £10.44 per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares Released	Shares Sold to discharge tax liabilities	Shares Retained
Rona Fairhead	16,480	6,757	9,723
John Makinson	16,480	6,757	9,723
Marjorie Scardino	24,040	9,616	10,424*
* 4,000 shares were gifted immediately on release leaving a total of 10,424 shares retained.

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares	% of Capital
Rona Fairhead	387,502	0.04775
John Makinson	566,715	0.06984
Marjorie Scardino	1,113,519	0.13722

This notification is made in accordance with DTR 3.1.2R and LR9.8.6R(1)
.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   29 March, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary